Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2011. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Interest Rates

During 2012, interest rates on 28-day Treasury bills (Cetes) averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, which were the same as the rates recorded during 2011. On January 3, 2013, the 28-day Cetes rate was 4.0% and the 91-day Cetes rate was 4.2%.

Unemployment Rate

At November 30, 2012, the unemployment rate was 5.1%, as compared to an unemployment rate of 4.5% at December 31, 2011.

Public Administration Law Reform

On January 2, 2013, amendments to the Organic Law of the Federal Public Administration were published in the Diario Oficial de la Federación (Official Gazette of the Federation). These amendments included, among others, the following reforms:

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the Secretaría de Gobernación (Ministry of the Interior) was granted the authority to coordinate the efforts of the other Ministries in order to accomplish the President’s directives and policies, and to convene cabinet meetings, subject to approval by the President;

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the Secretaría de Seguridad Pública (Ministry of Public Security) was dissolved, and the authority to coordinate and supervise programs pertaining to public security, the federal police, the federal penitentiary system, victims assistance, crime prevention and criminal data and intelligence was transferred to the Ministry of the Interior;

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the name of the Secretaría de la Reforma Agraria (Ministry of Agrarian Reform) was changed to Secretaría de Desarrollo Agrario, Territorial y Urbano (Ministry of Agrarian, Territorial and Urban Development);

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the Secretaría de la Función Publica (General Comptroller’s Office of the Government) was dissolved, and the responsibilities of internal accountability, internal management control systems, public service development, public leases, acquisitions and projects, human resources and salary policies and federal real-estate policies with respect to the administration of federal property were conferred to the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit); and

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the Secretaría de Desarrollo Social (Ministry of Social Development) was granted authority to coordinate and supervise programs and policies to prevent and reduce poverty, to promote children’s rights, elderly rights, family unity and develop stronger social infrastructures.

The dissolution of the General Comptroller’s Office of the Government and the transfer of its authority to the Ministry of Finance and Public Credit are subject to the approval of a bill that will amend the Political Constitution of the United Mexican States and create an independent entity to carry out the activities previously conducted by the General Comptroller’s Office of the Government. Congress will be expected to revise the internal accountability and management control systems so that they are consistent with the level of authority and responsibility conferred upon the new entity. Prior to the approval of this bill, the General Comptroller’s Office of the Government will continue to act under its existing mandate.

Financial System

Central Bank and Monetary Policy

At November 30, 2012, the M1 money supply was 8.0% greater in real terms, as compared to the level at November 30, 2011. The amount of bills and coins held by the public at November 30, 2012 was 9.2% greater in real terms than at November 30, 2011, while the aggregate amount of checking account deposits denominated in pesos at November 30, 2012 was 2.2% higher in real terms than at November 30, 2011.

At November 30, 2012, financial savings were 11.5% greater in real terms than financial savings at November 30, 2011. Savings generated by Mexican residents increased by 5.4% and savings generated by non-residents increased by 50.9%, in each case real terms and as compared to their respective levels at November 30, 2011.

At December 31, 2012, the monetary base totaled Ps. 846.0 billion, a 10.8% nominal increase from the level of Ps. 763.5 billion at December 31, 2011.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced from 8.25% to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. At January 3, 2013, the minimum overnight funding rate remained at 4.50%.

Banking Supervision and Support

On November 27, 2012, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) announced reforms to laws and regulations relevant to the Mexican banking industry. In accordance to the principles set forth by the Third Basel Accord (Basel III), these reforms establish, among other items, strict capital reserve requirements for Mexican banks to help ensure that they are able to withstand the type of stress experienced during the recent global financial crisis. The reforms went into effect in Mexico prior to the Basel III implementation date of January 1, 2013.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares. At December 31, 2012, the IPC stood at 43,705.8 points, representing a 17.9% increase from the level as of December 31, 2011.

At January 4, 2013, the IPC stood at 44,562.3 points, representing a 2.0% increase from the level as of December 31, 2012.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2012, Mexico registered a trade deficit of U.S. $0.8 billion, as compared to a trade deficit of U.S. $1.5 billion for the same period of 2011. Merchandise exports increased by 6.4% during the first eleven months of 2012 to U.S. $340.7 billion, as compared to U.S. $320.2 billion for the same period of 2011. During the first eleven months of 2012, petroleum exports decreased by 4.6%, while non-petroleum exports increased by 8.5%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 81.3% of total merchandise exports, increased by 8.3% during the first eleven months of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first eleven months of 2012, total imports increased by 6.2%, to U.S. $341.5 billion, as compared to U.S. $321.7 billion for the same period of 2011. During the first eleven months of 2012, imports of intermediate goods increased by 5.7%, imports of capital goods increased by 11.4% and imports of consumer goods increased by 5.3%, in each case as compared to the same period of 2011.

Exchange Controls and Foreign Exchange Rates

During 2012, the average peso/dollar exchange rate was Ps. 13.1613 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on January 3, 2013 (which took effect on the second business day thereafter) was Ps. 12.7430 = U.S. $1.00.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would conduct an auction of U.S. $400 million on each business day, at a peso/dollar exchange rate that is, at a minimum, 2.0% weaker than the peso/dollar exchange rate on the previous business day. The daily auction will result in a sale only when the exchange rate depreciates more than 2.0% against the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through January 2, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

At December 28, 2012, Mexico’s international reserves totaled U.S. $163.6 billion, an increase of U.S. $21.1 billion as compared to international reserves at December 31, 2011. At December 28, 2012, the net international assets of Banco de México totaled U.S. $166.5 billion, an increase of U.S. $17.2 billion as compared to net international assets at December 31, 2011.

Public Finance

2013 Budget

On December 7, 2012, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to Congress for approval. The 2013 Revenue Law and the 2013 Expenditure Law were approved on December 13, 2012 and December 20, 2012, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively (together, the 2013 Budget).

The 2013 Budget, as adopted by Congress, does not provide for a public sector budget deficit (excluding physical investments by PEMEX). The 2013 Budget provides an estimated weighted average Mexican crude oil export price of U.S. $86.0 per barrel, which together with an estimated volume of oil exports of 1,183.5 thousand barrels per day, would result in approximately Ps. 1,243 billion of projected oil revenues for 2013.

The 2013 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,601.1 billion, a 5.1% increase in real terms as compared to public sector budgetary revenues estimated for the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (the Federal Revenue Law for 2012).

The 2013 Budget estimates that expenditures will total Ps. 3,601.1 billion (excluding estimated physical investment expenditures by PEMEX) totaling Ps. 326.3 billion, a 3.0% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (the Federal Expenditure Budget for 2012 and, together with the Federal Revenue Law for 2012, the 2012 Budget).

The 2013 Budget allows the Government to increase expenditures for social development by 3.6% and economic development by 3.0%, each as compared to the amounts budgeted for 2012.

The preliminary results for 2011 and the first nine months of 2012, as well as the budget assumptions and targets for the 2012 Budget and the 2013 Budget, are presented below.

2011 and First Nine Months of 2012 Results;

2012 Budget and 2013 Budget Assumptions and Targets

2011 Results(1)	2012 Budget(2)	First Nine Months of 2012 Results(3)	2013 Budget(6)
Real GDP growth (%)	3.9%	3.3%	4.2%	3.5%
Increase in the national consumer price index (%)	3.8%	3.0%	2.1%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.0	0	$84.9	0(4)	$103.6	6	$86.0	0
Current account deficit as % of GDP	(0.8)%	n.a	.	(0.2)%	n.a	.
Average exchange rate (Ps./$1.00)	12.4	12.8	13.2	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	4.3%	4.6%
Public sector balance as % of GDP(5)	(2.5)%	(2.4)%	(1.1)%	0.0%
Primary balance as % of GDP(5)	(0.5)%	(0.3)%	0.2%	n.a	.

n.a.	= Not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) and in the Programa Económico 2012 (Economic Program for 2012), and do not reflect actual results for the year or updated estimates of Mexico’s 2012 economic results.
(3)	Preliminary.
(4)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the Federal Revenue Law for 2012. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2012 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “—Revenues and Expenditures—General” below.
(6)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2013 (General Economic Policy Guidelines for 2013) published in December 7, 2012 and in the Programa Económico 2013 (Economic Program for 2013) published in December 26, 2012, as modified by the 2013 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

The 2013 Revenue Law authorizes the Government to incur up to Ps. 415 billion in internal net indebtedness, which corresponds to 2.5% of GDP and represents a 2.8% decrease as compared to the approved amount for the 2012 Budget. In addition, the 2013 Revenue Law authorizes the Government to incur up to U.S. $7.0 billion in net external indebtedness, which includes financing from international financial organizations.

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